BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company       NIRE. 35300010230


                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF MARCH 24, 2003



                     On March 24, 2003 at 3:30 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, with members of the Fiscal Council also present - pursuant to Article 163, Paragraph 3 of Law 6,404/76 - for the purpose of examining the proposal for convening the Annual General Stockholders' Meeting to be held on April 9, 2003 at 3:00 p.m. with the following agenda

                       "ADMINISTRATIVE COUNCIL'S PROPOSAL

Stockholders,

                     The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., proceeding with the corporate reorganization begun in November 2002, widely announced to the market and considering:

     - that, at the meeting held on November 21, 2002, approval was given for the incorporation of all the shares comprising the capital stock of Banco Itau S.A., thus converting it into a wholly owned subsidiary of this Banco Itau Holding Financeira S.A., which now shelters the companies and the various financial business segments of the Itau Conglomerate under its control;

     - that at the meeting to be held on March 25, 2003, Banco Itau S.A. is to issue 3,444,956,000 preferred book entry shares to be granted to the stockholders of ISLA PARTICIPACOES S.A. and TAIZAN PARTICIPACOES S.A., following the substitution of the shares negotiated as part of the process involving the association with the then controlling group of Banco BBA Creditanstalt S.A. and resulting in the creation of Banco Itau-BBA S.A.; and

     - the interest in reinstating Banco Itau S.A. in the position as a wholly owned subsidiary of Banco Itau Holding Financeira S.A.,


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MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 24 2003
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2

believes that it is an opportune moment to submit the following items for the examination of the Annual General Stockholders' Meeting:

           I - INCORPORATION OF SHARES

               - to incorporate the 3,444,956,000 preferred book entry shares issued as capital stock of BANCO ITAU S.A. (enrolled in the Brazilian corporate taxpayers' register (CNPJ) with number 60.701.190/0001-04), approving for the purpose this act: a) the "Justification and Protocol" hereunder transcribed; b) the appointment of the appraising company, Boucinhas & Campos + Soteconti Auditores Independentes S/C, CRC.SP 2SP 5.528, which accepted the function and prepared, in anticipation of the Stockholders' Meeting, the appraisal report on which the incorporation is to be based. The appointment of the aforementioned company involves no conflict of interest or interest in common, either current or potential, with the company's controlling stockholder or in relation to the same company's minority stockholders or with respect to another corporation involved or connected in any way to the operation as such; c) the appraisal report, which is available to the Stockholders and will be attached to the meeting's minutes thereby becoming an integral part of the said minutes:

           'JUSTIFICATION AND PROTOCOL FOR THE INCORPORATION OF BANCO
            ITAU S.A.'s SHARES BY BANCO ITAU HOLDING FINANCEIRA S.A.

                BANCO ITAU S.A., with its head office in the City and State of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, enrolled in the Brazilian corporate taxpayers' register (CNPJ) with number 60.701.190/0001-04 and in the Companies' Register with number NIRE 35300023978, from hereon denominated "ITAUBANCO", and BANCO ITAU HOLDING FINANCEIRA S.A., with its head office in the City and State of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, enrolled in the Brazilian corporate taxpayers' register (CNPJ) with the number 60.872.504/0001-23 and in the Companies' Register with the number NIRE 35300010230, from hereon denominated "ITAU HOLDING", legally represented by the undersigned, do herewith agree through this document, to propose to their stockholders, the incorporation by ITAU HOLDING of the 3,444,956,000 preferred book entry shares issued by ITAUBANCO, thus reinstating the latter's position as a wholly owned subsidiary pursuant to Article 252 of Law 6,404/76 and in accordance with the following basic items:

a) the incorporation is justified by the interest in maintaining the ongoing process of corporate reorganization as decided by the extraordinary general meeting of November 21, 2002, thus reinstating the position of ITAUBANCO as a wholly owned subsidiary of ITAU HOLDING, an institution which controls the companies and the various financial business segments of the Itau Conglomerate;


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MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 24 2003
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 3

b) the incorporation of the shares of ITAUBANCO by ITAU HOLDING will be effected for the amount of R$ 522,220,880.04 (five hundred and twenty-two million, two hundred and twenty thousand, eight hundred and eighty Reais and four centavos), this value not exceeding the market value of the shares of ITAUBANCO on February 28, 2003, according to the appraisal carried out by the specialized company, Boucinhas & Campos + Soteconti Auditores Independentes S/C, previously hired by ITAU HOLDING's Executive Board and subject to ratification by the stockholders' meeting;

c) ITAU HOLDING's capital stock will be increased by R$ 519,500,000.00 (five hundred and nineteen million, five hundred thousand Reais) and the amount of R$ 2,720,880,04 (two million, seven hundred and twenty thousand, eight hundred and eighty Reais and four centavos) will constitute the Capital Reserves - Goodwill on Issued Shares;

d) as a result, ITAU HOLDING will issue 3,444,956,000 new preferred book entry shares, with no par value, the company's current stockholders not having any preemptive subscription rights pursuant to Article 252, Paragraph 1 of Law 6,404/76;

e) these new ITAU HOLDING shares will be totally subscribed in the name of the current holders of the incorporated shares and paid in against verification to ITAU HOLDING of the 3,444,956,000 preferred book entry shares, with no par value and held by the said stockholders;

f) thus, the said ITAUBANCO stockholders will have their shareholding participations substituted proportionally for book entry shares of the same type and with the same characteristics, issued by ITAU HOLDING at the ratio of 1 (one) new preferred share for every 1 (one) existing preferred share in line with the relative appraisal report prepared by the specialized company, Boucinhas & Campos + Soteconti Auditores Independentes S/C;

g) the new preferred shares of ITAU HOLDING will enjoy rights to any cash income distribution that may be declared from the date of this document;

h) ITAU HOLDING's capital stock will be increased from R$ 4,260,500,000.00 to R$ 4,780,000,000.00, representing 116,896,104,264 (one hundred and sixteen billion, eight hundred and ninety-six million, one hundred and four thousand, two hundred and sixty-four) book entry shares at no par value, being 61,998,316,748 (sixty-one billion, nine hundred and ninety-eight million, three hundred and sixteen thousand, seven hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares

i) the first sentence of Article 3 of ITAU HOLDING's Articles of Association will be altered to register the new capital stock and the quantity of shares, which it represents;

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MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 24 2003
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 4



j) reimbursement of their shares under the current legislation will be assured to those stockholders of ITAUBANCO and ITAU HOLDING dissenting from the decisions taken at the meetings which approved this Protocol;

k) the forecasted cost of completing the operation, in addition to the related corporate legal acts, will be limited to expenditure with external consultants, experts and auditors, estimated at R$ 150,000.00 (one hundred and fifty thousand Reais);

l) with the exception of the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios), the operation has not been and neither will it be, submitted for approval of other regulatory or anti-trust bodies, whether Brazilian or foreign;

m) this, and all other documentation related to the incorporation, will be held at the disposition of the stockholders at the respective head offices of the companies involved.

                                          Sao Paulo-SP, March 24, 2003.

                                          BANCO ITAU S.A.

                                          (signed) Roberto Egydio Setubal and
                                               Henri Penchas - CEO and Senior
                                               Vice-President, respectively

                                          BANCO ITAU HOLDING FINANCEIRA S.A.

                                          (signed) Roberto Egydio Setubal and
                                               Sergio Silva de Freitas - CEO and
                                               Senior Vice-President,
                                               respectively."

           II -   STATUTORY ALTERATION

                  - in the light of the preceding item, to alter the first sentence in article 3 of the Articles of Association, the wording of which will be as follows:

     'Article 3 - CAPITAL AND SHARES - The capital stock is R$ 4,780,000,000.00 (four billion, seven hundred and eighty million Reais), representing 116,896,104,264 (one hundred and sixteen billion, eight hundred and ninety-six million, one hundred and four thousand, two hundred and sixty-four) book entry shares, with no par value, being 61,998,316,748 (sixty-one billion, nine hundred and ninety-eight million, three hundred and sixteen thousand, seven hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares, the latter without voting rights but having the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per one thousand-share block, to be adjusted accordingly in the case of a stock split or reverse split; II - in the event of an eventual sale of the

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MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 24 2003
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 5

     controlling stake, the right to be included in the public tender offer for acquiring shares thus assuring the latter shares, the right to the price equal to 80% (eighty per cent) of the value paid to each voting share comprising the controlling stake, guaranteeing the dividend at least equal to that of the common shares.'

              III -  RATIFICATION OF THE ELECTION OF A FISCAL COUNCILOR

                     - to ratify the election of the Fiscal Councilor, Gustavo Jorge Laboissiere Loyola, elected by the Extraordinary General Meeting on November 1, 2002, exempting him from compliance with Item I, Paragraph 3,
Article 147 of Law 6,404/76, as amended by Law 10,303/01, in view of the said councilor holding the same post on the Administrative Council of another Financial Institution.

                     Finally it is proposed to publish the meeting's minutes omitting the names of the stockholders present as permitted under Article 130, Paragraph 2 of Law 6,404/76.

                     This is the proposal which we submit for the examination of the Stockholders. Sao Paulo-SP, March 24, 2003. (signed) Olavo Egydio Setubal, Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas."

                     Having been examined, the aforementioned Proposal was fully and unanimously approved by the Councilors present.

                     Dr. Olavo Egydio Setubal, then informed the Members of the Administrative Council that the Fiscal Council had issued the following opinion on the said proposal and transcribed to the appropriate register:

                          "THE FISCAL COUNCIL's OPINION

     The effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A. have examined the Administrative Council's Proposal of today's date with respect to the incorporation of the preferred shares representing Banco Itau S.A.'s capital stock by this corporation, reinstating its position as a wholly owned subsidiary, pursuant to Article 252 of Law 6,404/76. The members of the Fiscal Council believe that the proposal is technically justified and declare they agree that the said proposal should be submitted for the examination of the General Stockholders' Meeting. Sao Paulo-SP, March 24, 2003. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima."


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MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 24 2003
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 6


                     Concluding the agenda, the members of the Administrative Council authorized the publication of the convening notice of the General Stockholders' Meeting.

                     The agenda having been complete, the Chairman requested the transcription of these minutes. These having been read and approved, were signed by all, the meeting being declared closed. Sao Paulo-SP, March 24, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

         I CERTIFY THAT THESE MINUTES ARE AN EXACT COPY OF THE ORIGINAL
                      TRANSCRIBED IN THE MINUTES REGISTER

                          Sao Paulo-SP, March 24, 2003.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director